FORM 12b-25

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                     SEC FILE NUMBER  0-25736
                                                        CUSIP NUMBER  002067106

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10K and Form 10-KSB [ ] Form 11-K [ ]Form 20F [X]Form 10-Q

                                 [ ] Form N-SAR



For Period Ended:             May 31, 1999
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  [ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form 20F          [ ] Transition report on Form N-SAR
  [ ] Transition Report on Form 11-K


For the Transition Period Ended:
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     Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                        Part I. Registration Information

Full name of registrant:     ATC Group Services Inc.
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Former name if applicable:

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Address of principal executive office (Street and number)

600 West Cummings Park Suite 6000
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City, State and Zip Code:      Woburn, MA 01801
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                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
    10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         Please see the attached sheet.



                           Part IV. Other Information

    (1) Name and telephone number of person to contact in regard to this notification

            Rachael Trant                     781        937-3320 ext. 326
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               (Name)                     (Area code)    (Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [ ] Yes   [X] No

     As of the date hereof, the registrant had not filed its Annual Report on Form 10-K for the fiscal year ended February 28, 1999.

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            ATC Group Services, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


 Date:   July 15, 1999                            By:         /s/ Rachael Trant
                                                Name:             Rachael Trant
                                               Title: Controller/Asst. Treasurer


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                                  Supplement to

                                   FORM 12b-25

                                       of

                            ATC GROUP SERVICES, INC.

                               dated July 15, 1999





                               PART III. NARRATIVE

     The registrant is continuing to experience liquidity constraints and is currently negotiating with its principal creditors in order to effectuate a comprehensive financial restructuring. The executive officers of the registrant with principal responsibility for preparation of the Form 10-Q are involved in these negotiations and accordingly the Form 10-Q cannot be timely and accurately completed without unreasonable effort.



                           PART IV. OTHER INFORMATION

     3. The registrant anticipates a significant net loss for the fiscal quarter ended May 31, 1999. However, given the circumstances discussed in Part III of this Form 12b-25, an estimate of the actual results of operations for such quarter cannot be made as of the date of this filing.




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